NEWS RELEASE

EMX to Receive Initial Royalty Payment from the Caserones

Copper-Molybdenum Mine in Northern Chile

Vancouver, British Columbia, September 14, 2021 (NYSE American:  EMX; TSX Venture:  EMX;  Frankfurt:  6E9) - EMX Royalty Corporation (the "Company", or "EMX") is pleased to announce that it expects to receive an initial quarterly after-tax payment of approximately US$974,000 from the Company's effective 0.418% net smelter return royalty ("NSR") interest in the Caserones Copper-Molybdenum Mine ("Caserones") in northern Chile. This payment to EMX, anticipated later this month, is based upon second quarter ("Q2",i.e., April - June) royalty distributions for copper and molybdenum production.

As previously reported, EMX formed a 50%-50% strategic partnership with Altus Strategies Plc ("Altus") (AIM: ALS; TSX Venture: ALTS; OTCQX: ALTUF) to acquire an effective 0.836% NSR royalty on Caserones (the "Caserones Royalty") for US$68.2 million. EMX and Altus each control an effective 0.418% royalty interest after each contributed US$34.1 million towards the Caserones Royalty purchase price (see EMX news releases dated August 17, August 23, and September 3, 2021). The effective date of the Caserones Royalty acquisition was April 1, 2021, and as a result will include proceeds from Q2, 2021, thereby establishing immediate cash flow to EMX.

EMX's effective royalty interest in the Caserones Royalty has secured a source of long-term proceeds from copper-molybdenum production in one of the world's top copper mining regions.

Eric P. Jensen, CPG, a Qualified Person as defined by National Instrument 43-101 and an employee of the Company, has reviewed, verified, and approved the disclosure of the technical information contained in this news release.

About EMX.  EMX is a precious, base and battery metals royalty company. EMX's investors are provided with discovery, development, and commodity price optionality, while limiting exposure to risks inherent to operating companies. The Company's common shares are listed on the NYSE American Exchange and TSX Venture Exchange under the symbol "EMX", as well as on the Frankfurt exchange under the symbol "6E9". Please see www.EMXroyalty.com for more information.

For further information contact:

David M. Cole President and Chief Executive Officer Phone: (303) 979-6666 Dave@EMXroyalty.com	Scott Close Director of Investor Relations Phone: (303) 973-8585 SClose@EMXroyalty.com	Isabel Belger Investor Relations (Europe) Phone: +49 178 4909039 Ibelger@EMXroyalty.com

Neither the TSX-V nor its Regulation Services Provider (as that term is defined in policies of the TSX-V) accepts responsibility for the adequacy or accuracy of this release.

Suite 501 - 543 Granville Street, Vancouver, British Columbia V6C 1X8, Canada

Tel: (604) 688-6390 Fax: (604) 688-1157

www.EMXroyalty.com

Forward-Looking Statements

This news release may contain "forward looking statements" that reflect the Company's current expectations and projections about its future results. These forward-looking statements may include statements regarding completion of the second closing of the Caserones royalty purchase, , expected cash flows from EMX's interest in the Caserones royalty, perceived merits of properties, exploration results and budgets, mineral reserves and resource estimates, work programs, capital expenditures, timelines, strategic plans, market prices for precious and base metal, or other statements that are not statements of fact. When used in this news release, words such as "estimate," "intend," "expect," "anticipate," "will", "believe", "potential", "upside" and similar expressions are intended to identify forward-looking statements, which, by their very nature, are not guarantees of the Company's future operational or financial performance, and are subject to risks and uncertainties and other factors that could cause the Company's actual  results, performance, prospects or opportunities to differ materially from those expressed in, or implied by, these forward-looking statements. These risks, uncertainties and factors may include, but are not limited to: failure of the vendors under the Share Purchase Agreement to perform their obligations, fluctuations in or problems with production from the Caserones mine, unavailability of financing, failure to identify commercially viable mineral reserves, fluctuations in the market valuation for commodities, difficulties in obtaining required approvals for the development of a mineral project, increased regulatory compliance costs, expectations of project funding by joint venture partners and other factors.  It is possible EMX may not complete the transaction, as a result of failure to fulfill conditions of closing, unavailability of financing or for other reasons EMX cannot anticipate at this time.

Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this news release or as of the date otherwise specifically indicated herein. Due to risks and uncertainties, including the risks and uncertainties identified in this news release, and other risk factors and forward-looking statements listed in the Company's MD&A for the quarter ended June 30, 2021 and the year ended December 31, 2020 (the "MD&A"), and the most recently filed Revised Annual Information Form (the "AIF") for the year ended December 31, 2020, actual events may differ materially from current expectations. More information about the Company, including the MD&A, the AIF and financial statements of the Company, is available on SEDAR at www.sedar.com and on the SEC's EDGAR website at www.sec.gov.

Suite 501 - 543 Granville Street, Vancouver, British Columbia V6C 1X8, Canada

Tel: (604) 688-6390 Fax: (604) 688-1157

www.EMXroyalty.com